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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tejon Ranch Co.

(Name of Issuer)

Common stock $0.50 par value

(Title of Class of Securities)

879080109

(CUSIP Number)

(Holdings as of March 24, 2014)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THIRD AVENUE MANAGEMENT LLC (EIN 01-0690900)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Third Avenue Management LLC is a Limited Liability Company organized under the laws of the State of Delaware.
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,741,264

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,741,264

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,741,264

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 13.09%

12.	Type of Reporting Person (See Instructions): IA

Item 1.
	(a)	Name of Issuer: Tejon Ranch Co.
	(b)	Address of Issuer's Principal Executive: 4436 Lebec Road, PO Box 1000, Lebec, CA 93243

Item 2.
	(a)	Name of Person Filing: Third Avenue Management LLC ("TAM"). (TAM is sometimes referred to hereinafter as Filer)
	(b)	Address of Principal Business Office or, if none, Residence: 622 Third Avenue, 32nd Floor, New York, NY 10017.
	(c)	Citizenship: United States of America.
	(d)	Title of Class of Securities: Common stock $0.50 par value
	(e)	CUSIP Number: 879080109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,741,264
	(b)	Percent of class: 13.09%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 2,741,264
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 2,741,264
		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This amendment is filed to include beneficial ownership of shares of common stock which would be acquired upon exercise of currently exercisable warrants. TAM beneficially owns 2,741,264 shares of common stock, including 372,079 shares which would be acquired upon the exercise of currently exercisable warrants.

AIC Corporate Fund Inc. holds 11,282 common shares and 2,729 currently exercisable warrants, this equates to 14,011 total shares.

Transamerica Third Avenue Value Portfolio holds 86,299 common shares and 12,747 currently exercisable warrants, this equates to 99,046 total shares.

Third Avenue Real Estate Value Fund holds 941,627 common shares and 139,089 currently exercisable warrants, this equates to 1,080,716 total shares.

Third Avenue Real Estate Value Fund UCITS holds 4,825 common shares and 767 currently exercisable warrants, this equates to 5,592 total shares.

Third Avenue Value Fund holds 1,221,894 common shares and 200,255 currently exercisable warrants, this equates to 1,422,149 total shares.

Third Avenue Value Fund UCITS holds 19,329 common shares and 2,855 currently exercisable warrants, this equates to 22,184 total shares.

Third Avenue Value Portfolio of the Third Avenue Variable Series Trust holds 67,588 common shares and 11,223 currently exercisable warrants, this equates to 78,811 total shares.

Various separately managed accounts for whom TAM acts as investment advisor hold 16,341 common shares and 2,414 currently exercisable warrants, this equates to 18,755 total shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014 Date W. James Hall Signature General Counsel Title